350 East Las Olas Boulevard, Suite 1750
Ft. Lauderdale, FL 33301-4268
Telephone:954-991-5420
Facsimile:844-670-6009
http://www.dickinsonwright.com

Clint J. Gage
CGage@dickinsonwright.com
954-991-5425

September 27, 2022

VIA ELECTRONIC EDGAR FILING

Office of Finance

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Worthy Property Bonds, Inc.
Amendment No. 7 to Offering Statement on Form 1-A
Filed September 2, 2022
File No. 024-11563

Dear Sir or Madam:

We have electronically filed herewith on behalf of Worthy Property Bonds, Inc. (the “Company”) Amendment No. 8 (“Amendment No. 8”) to the above-referenced offering statement on Form 1-A originally filed on June 23, 2021 (“Form 1-A”). Amendment No. 8 is marked with < R > tags to show changes made from Amendment No. 7 to the Form 1-A which was filed on September 2, 2022. Set forth herein please find a narrative response, on behalf of the Company keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Dara Albright dated September 19, 2022. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amended Form 1-A filed September 2, 2022

The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments, page 11

1. Comment: We note that the Worthy Peer Capital Form 1-SA filed September 13, 2022 states that on August 22, 2022, your affiliate Worthy Peer Capital, Inc. advised all of its bondholders that some of its borrowers have been unable to meet their repayment due date obligations causing current illiquidity of its loan portfolio, and that as a result, Worthy Peer Capital, Inc. has temporarily delayed the redemption of outstanding bonds. Please revise this risk factor to discuss this matter, in order to provide context to the risks being discussed. Disclose any provision in the terms of the Worthy Property Bonds or related Investor Agreement that would permit you to delay repayment for more than five business days after the date of an investor demand, or 30 days if the aggregate principal amount is greater than $50,000. Disclose the potential consequences if you were to delay demand repayments beyond those periods, including whether such delays of repayment would constitute an event of default under the terms of the Worthy Property Bonds or related Investor Agreement. Additionally, update the “Background – the Worthy group of companies” section on page 24 to address Worthy Peer Capital, Inc.’s delay in the redemption of outstanding bonds.

Dickinson Wright PLLC
Office of Finance | Division of Corporation Finance
Securities and Exchange Commission
September 27, 2022
Page 2

Response: In response to the Staff’s comment, we have revised our risk factor titled “The amount of repayments that bond holders demand at a given time may exceed the amount of funds we have available to make such payments” on page 11 of Amendment No. 7. to (i) provide additional context to the risks being discussed, (ii) to clarify that no provision in the terms of the Worthy Property Bonds or related Investor Agreement permits us to delay repayment for more than five business days after the date of an investor demand, or thirty days if the aggregate principal amount is greater than $50,000, and (iii) to disclose the potential consequences if we were to delay demand repayments beyond those periods, including that such delays of repayment would constitute an event of default under the terms of the Worthy Property Bonds or related Investor Agreement.

Additionally, we have updated the “Background – the Worthy group of companies” section of Amendment No. 7 to address Worthy Peer Capital, Inc.’s delay in the redemption of outstanding bonds.

We are not registered as an issuer-dealer in the State of Florida, page 16

2. Comment: Please clarify your statement that you have “elected to not offer or sell [y]our Worthy Property Bonds in this Offering from or into the State of Florida” to state whether you have applied for and have received an issuer-dealer registration in the state of Florida.

Response: In response to the Staff’s comment, we have clarified our statement in Amendment No. 7 that we have “elected to not offer or sell our Worthy Property Bonds in this Offering from or into the State of Florida” to state that we previously applied for an issuer-dealer registration in the state of Florida and subsequently elected to withdraw the application prior to it being processed by the state of Florida.

Auto-Invest Program, page 45

3. Comment: Please revise to state that you will present the latest offering circular to investors prior to each auto-investment. Refer to Securities Act Rule 251(d)(1)(iii).

Response: In response to the Staff’s comment we revised the “Auto Invest Program” section in Amendment No. 7 to state that the latest offering circular will be presented to investors prior to each auto-investment.

Dickinson Wright PLLC
Office of Finance | Division of Corporation Finance
Securities and Exchange Commission
September 27, 2022
Page 3

If the Staff has any further comments regarding the offering statement on Form 1-A, Amendment No. 7 or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

Dickinson Wright PLLC

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

cc:	Michael Henderson/U.S. Securities and Exchange Commission
Hugh West/U.S. Securities and Exchange Commission
Tonya K. Aldave/U.S. Securities and Exchange Commission
John Dana Brown/U.S. Securities and Exchange Commission Dara Albright/Worth Property Bonds, Inc. Sally Outlaw/Worthy Property Bonds, Inc.
Alan Jacobs/Worthy Property Bonds, Inc.